UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on relevant shareholding position

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Rio de Janeiro, December 23, 2021 – Petróleo Brasileiro SA – Petrobras, in compliance with Article 12 of CVM Resolution No. 44, of 08/23/2021, informs that it was communicated by Goldman Sachs & Co. LLC, a subsidiary of The Goldman Sachs Group, Inc., by Goldman Sachs International, and other subsidiaries of The Goldman Sachs Group, Inc., namely Goldman Sachs do Brasil Banco Múltiplo S.A., (the Goldman Entities) that on 12/21/2021 they started to manage a shareholding position of less than 5% of the preferred shares issued by Petrobras, no longer qualifying as a holder of a relevant shareholding position in the company's capital stock, as per the information below.

I. The Goldman Entities entered into transactions that resulted in a physically settled derivative position equivalent to 178,048,550 preferred shares issued by the company, or 3.18% of the preferred shares of Petrobras.

II. The purpose of the aforementioned equity interests is strictly investment, not aiming to change the composition of corporate control or the management structure of the Company;

III. Currently, the Goldman Entities do not target any quantity of the Company’s shares. Other than as disclosed herein, there are no convertible debentures already held, directly or indirectly, by the Goldman Entities, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which the Goldman Entities are a party;

IV. Goldman Sachs & Co. LLC is a New York limited liability company, registered as a broker-dealer and as an investment adviser pursuant to the laws of the United States Securities and Exchange Commission, a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. CNPJ 05.987.216/0001-06; Goldman Sachs International is a subsidiary of The Goldman Sachs Group, Inc., and enrolled with the C.N.P.J. under No. 05.479.103/0001-08; Goldman Sachs do Brasil Banco Múltiplo S.A. is enrolled with the C.N.P.J. under No. 04.332.281/0001-30.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer